UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 4, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the First Quarter 2016

FOR IMMEDIATE RELEASE: Wednesday May 4, 2016

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive loss of Ps. 52.1 million, or Ps. 0.066 per share (Ps. 0.328 per ADS), for the first quarter ended March 31, 2016, compared with the comprehensive net income of Ps. 45.0 million, or Ps. 0.057 per share (Ps. 0.283 per ADS), for the same period in 2015.

The increase in the negative financial results, of Ps. 287.4 million doubled from to the first quarter in 2015, and contributed to the negative variation of the comprehensive income. This result was mainly due to the negative effect of the Argentine peso devaluation against the US dollar related to its net liability position in US dollar, which includes the financial debt obtained to finance the acquisition of fixed assets related to the Natural Gas Transportation business segment.

Meanwhile, the operating profit increased by Ps. 137.4 million to Ps. 318.3 million in the first quarter of 2016 compared to Ps. 180.9 million in the same quarter of 2015.

The Natural Gas transportation segment continued recording a higher operating loss given the delay in the adjustment of applicable rates along the strong pressure on operating costs resulting from the general price increases over the last 15 years. As revenues from this business segment increased by Ps. 49.8 million (23.1% vs. 2015), the operating loss also rose to Ps. 23.2 million in the first quarter of 2016, from Ps. 1.7 million in the same quarter of 2015.

It is noteworthy that as from April 1, 2016, the Company has received a transitional tariff increase of 200.1% related to the National Gas Regulatory Body (“ENARGAS”) Resolution No. I-3724 (“Resolution 3724”). In addition, the Resolution 3724 and the transitional agreement signed between the National Government and TGS in February 2016 allowed to fulfill the Integral Tariff Revision (“RTI” for its acronym in Spanish) and the signing of the Integral Renegotiation License Agreement, which will enable a sustainable recovery of this business segment in the long term.

The Production and Commercialization of Liquids business segment’s net revenues increased by Ps. 364.5 million to Ps. 1,047.9 million in the first quarter of 2016, from Ps. 683.4 million in the same quarter of 2015. It is worth mentioning that the negative impact in this business segment stems from currently depressed international prices and the negative impact resulting from the participation in the Hogares con Garrafa Program, created by the National Government to internally supply butane bottles at subsidized price, which has forced the

Company to sell butane at a significantly lower prices than the cost of the natural gas. Nevertheless, the increase in the net revenues is associated with effect of the increase in the average exchange rate prevailing during the first quarter of 2016 compared to the same period of 2015.

First Quarter 2016 vs. First Quarter 2015

For the first quarter ended March 31, 2016, TGS posted total net revenues of Ps. 1,425.7 million, compared to Ps. 965.8 million recorded in the same period of 2015, representing a Ps. 459.9 million increase.

The Natural Gas Transportation business segment represented approximately 19% and 22% of TGS’ total revenues during the first quarter of 2016 and 2015, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received only three increases in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016, which temporarily reduced the continued deterioration of its operating margin caused by the recurring increases in operating costs. As a result, TGS must continue to take steps to sign and implement a Comprehensive Agreement.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception in 2005, the CAU was only adjusted in May 2015, failing to offset the increases related to operating costs since its creation.

The Natural Gas Transportation business segment revenue rose by Ps. 49.8 million in the first quarter of 2016, compared with the same period of the previous year, and is mainly due to the impact of both increases authorized through the Resolution I-3347 and the impact of the full effect as of May 1, 2015. This positive effect was partially offset by lower exports services provided during the first quarter 2016.

The Production and Commercialization of Liquids segment revenue increased by Ps. 364.5 million in the first quarter of 2016 compared with the same period of the previous year, and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This positive effect was partially offset by the decline in the international reference prices.

Liquids Production and Commercialization revenues accounted for approximately 73% and 71% of the total revenues in the first quarter of 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also, to a lesser extent, on behalf of TGS’ clients.

Other Services revenues increased by Ps. 45.6 million in the first quarter of 2016 compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the US dollar on revenues denominated in U.S. dollars, and higher revenues from operation and maintenance services rendered during the first quarter of 2016.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 8% and 7% of the net revenues in the first quarter of 2016 and 2015, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses increased by approximately Ps. 303.9 million in the first quarter of 2016 from the same period of 2015. This variation is mainly due to increased costs of natural gas used as Replacement Thermal Plant ("RTP") and higher labor costs. This negative effect was partially offset by lower taxes on exports, given the enactment of the amendments made to the calculation methodology starting the first quarter of 2015. According to the provisions of Resolutions No. 1,077/2014 of the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, a variable withholding regime is available with a minimum nominal rate of 1% for liquefied petroleum gas (LPG) and natural gasoline. These changes failed to fully offset the sharp drop in international reference prices mentioned above.

Other negative operating results recorded in the first quarter of 2016 decreased by Ps. 18.6 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

In the first quarter of 2016, the negative financial results grew by Ps. 287.4 million from the same period of 2015. This variation is due to the impact of a higher exchange loss resulting from the liberalization of the foreign exchange regime since December 17, 2015. This effect was partially offset by the positive results obtained by the derivative financial instruments acquired by the Company to mitigate the risk of exchange rate on the net liability position in US dollars.

Liquidity and Capital Resources

The positive variation in the net increase / (decrease) in cash and cash equivalents in the first quarter of 2016 amounted to Ps. 372.6 million. The cash flow generated from operations of Ps. 556.7 million contributed to this variation, which was partially offset by cash flow used in investing and financing activities, the latter resulting from the dividend payment approved by the Board of Directors’ during its meeting held on January 13, 2016, according to the powers delegated by the Shareholders’ Meeting.

Please see the attached tables for additional financial and operating information.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2016 and 2015

(In millions of Argentine pesos, except for per share and
per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Comprehensive Income	1st. quarter	
	2016	**2015**
Net Revenues	**1,425.7**	**965.8**
Natural Gas Transportation	265.7	215.9
Liquids Production and Commercialization	1,047.9	683.4
Other Services	112.1	66.5
Costs of sales	**(973.4)**	**(649.4)**
Operating costs	(918.6)	(588.7)
Depreciation	(54.8)	(60.7)
Gross Profit	**452.3**	**316.4**
Administrative and Selling Expenses	(116.1)	(136.2)
Other Operating Results	(17.9)	0.7
Operating profit	**318.3**	**180.9**
Net Financial Results	(398.1)	(110.7)
Share of profit from associates	1.1	0.0
Total comprehensive (loss) / income before Income Tax	**(78.7)**	**70.2**
Income Tax gain / (expense)	26.6	(25.2)
Total comprehensive (loss) / income for the period	**(52.1)**	**45.0**
(Losses) / Earnings per share	(0.066)	0.057
(Losses) / Earnings per ADS	(0.328)	0.283

Operating Data

Transmission Volumes (millions of cf/d)		
Average firm contracted capacity	2,828.7	2,825.2
Average deliveries	2,136.5	1,974.1
Processing sales (thousands of short tons)		
Ethane	76.4	81.1
Propane and Butane	172.7	176.5
Natural Gasoline	27.8	31.3

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended March 31, 2016 and 2015

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the three-month periods ended March 31, 2016 and 2015

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.
Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2016 and 2015

(In millions of Argentine pesos)

	2016	2015
Cash flows provided / (used in) by operating activities		
Total comprehensive (loss) / income for the period	(52.1)	45.1
Reconciliation of net (loss) / income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	59.2	64.1
Consumption of materials	0.5	0.9
Increase in allowances and provisions	30.8	1.3
Share of profit from associates	(1.1)	0.0
Interest expense accrual	100.9	65.0
Interest income on Other financial assets other than cash and cash equivalents	(9.2)	(11.8)
Income tax	(26.6)	25.2
Derivative financial instrument results	(51.4)	15.2
Foreign exchange loss	371.1	59.4
Changes in assets and liabilities:		
Trade receivables	84.0	(109.3)
Other receivables	(52.0)	(6.9)
Inventories	(39.8)	(7.9)
Trade payables	220.7	(124.8)
Payroll and social security taxes	(24.7)	(17.0)
Taxes payable	(19.6)	(11.5)
Income tax	(0.2)	(18.2)
Other payables	(34.8)	0.2
Provisions	(0.4)	(3.3)
Interest paid	(0.5)	(1.2)
Income tax paid	(0.7)	(1.0)
Derivative financial instruments	0.0	(44.0)
Advances from customers	(0.8)	4.8
Cash flows provided by / (used in) operating activities	**553.3**	**(75.7)**
Cash flows used in investing activities		
Additions to property, plant and equipment	(81.1)	(93.7)
Financial assets other than cash equivalents	3.4	0.0
Cash flows used in investing activities	**(77.7)**	**(93.7)**
Cash flows used in financing activities		
Payment of loans	(3.3)	(5.4)
Dividends paid to the Company's shareholders	(99.7)	0.0
Cash flows used in financing activities	**(103.0)**	**(5.4)**
Net increase / (decrease) in cash and cash equivalents	**372.6**	**(174.8)**
Cash and cash equivalents at the beginning of the year	**872.5**	**789.4**
Foreign exchange gains on cash and cash equivalents	**49.5**	**8.5**
Cash and cash equivalents at the end of the period	**1,294.6**	**623.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: May 4, 2016